                                                             Exhibit (g)(4)




                             ELECTION OF DIRECTORS

     Pursuant to the Company's By-Laws, the Board has fixed the number of directors at eleven. The Directors are to be elected by the holders of the Company's Common Stock, to serve until the 1998 Annual Meeting of Shareholders and until their successors are elected and qualify. Unless instructions to the contrary are received, proxies received in response to this solicitation will be voted in favor of the nominees listed below. If any nominee should become unavailable for election, the shares represented by the enclosed proxy will be voted for such substitute nominee as may be proposed by the Board.

NAME, AGE AND POSITION                  DIRECTOR          PRINCIPAL OCCUPATION, FIVE-YEAR BUSINESS
WITH THE COMPANY                         SINCE            EXPERIENCE AND OTHER CORPORATE DIRECTORSHIPS
- - ----------------------                  --------          --------------------------------------------
Tucker Hart Adams, 59                     1994            President, The Adams Group, Inc. (an economic
 Director                                                 consulting firm), since 1989; Director of Tax
                                                          Free Fund of Colorado, Montana Power Company
                                                          and Rocky Mountain Equity Fund.

W. Marston Becker, 44                     1996            Chairman and Chief Executive Officer since 1996
 Director                                                 and Senior Vice President, 1994-1996, of Orion
                                                          Capital Corporation ("Orion"); President and
                                                          Chief Executive Officer of Design Professionals
                                                          Insurance Company, a subsidiary of Orion, 1994-
                                                          1996; President and Chief Executive Officer of
                                                          McDonough Caperton Insurance Group, 1987-1994.

Alan R. Gruber, 69                        1984            Director and Chairman of the Executive and
 Chairman of the Board                                    Investment Committees of Orion since 1996;
                                                          Chairman of the Board and Chief Executive
                                                          Officer of Orion, 1976-1996; Trustee of six
                                                          trusts which manage the Neuberger & Berman
                                                          family of equity mutual funds; Director of
                                                          Trenwick Group, Inc.

Dennis J. Lacey, 43                       1994            Director, President and Chief Executive Officer

 Director                                                 of Capital Associates, Inc. (an equipment
                                                          leasing company) since 1991.

M. Ann Padilla, 54                        1994            President, Sunny Side, Inc./Temp Side (a private
 Director                                                 employment service), since 1975; Director of
                                                          Bank One Denver N.A.

Vincent T. Papa, 50                       1996            Senior Vice President since 1996 and Vice
 Director                                                 President and Treasurer, 1987-1996, of Orion;
                                                          Chairman and Chief Executive Officer of Wm. H.
                                                          McGee & Co., Inc., a subsidiary of Orion, since
                                                          1995.

James R. Pouliot, 43                      1995            President and Chief Executive Officer of
 Director; President and                                  Guaranty since December 1996 and of Viking
 Chief Executive Officer                                  Insurance Holdings, Inc. ("Viking") since 1992;
                                                          Executive Vice President of Guaranty during
                                                          1996. Vice President, Marketing, Great American
                                                          Insurance Co., 1990-1992.

Robert B. Sanborn, 68                     1988            Senior Executive Consultant of Orion since 1995;
 Director                                                 Director since 1987, Vice Chairman 1994-1995,
                                                          and President and Chief Operating Officer,
                                                          1987-1994, of Orion; Director of HCG/Lloyd's
                                                          Investment Trust plc., Intercargo Corporation
                                                          and Nobel Insurance Limited.

William J. Shepherd, 70                   1991            Private investor; Director of Orion, Chemical
 Director                                                 Bank New Jersey and Princeton Bank and Trust
                                                          Company.

Richard R. Thomas, 51                     1991            Chief Executive Officer and Chairman of the
 Director                                                 Board of ADCO General Corporation (a property
                                                          and casualty general agency) since 1990.

Roger B. Ware, 62                         1983            Senior Consultant of Guaranty since December
 Director                                                 1996 and President and Chief Executive Officer
                                                          of Guaranty, 1983-1996. Director of Orion.

     The Board of Directors met nine times during 1996. Each director attended at least 75% of the meetings of the Board of Directors, as well as of the meetings of the Committees on which he or she served.

     Orion and Guaranty have entered into a Shareholder Agreement with respect to the composition of the Board of Directors and committees thereof and the future designation by Orion of four nominees (one of whom will be the Chairman of the Board) to Guaranty's Board of Directors so long as Orion or its subsidiaries beneficially own in the aggregate 30% or more of the voting securities of Guaranty (or securities convertible or exchangeable therefor) and of two nominees so long as Orion or its subsidiaries beneficially own 20% or more of such securities. Messrs. Becker, Gruber, Papa and Shepherd have been designated by Orion pursuant to this Agreement. In addition, Messrs. Sanborn (an Orion designee prior to his retirement in 1994) and Ware are directors of Orion. Messrs. Ware and Pouliot were nominated to the Board as officers of Guaranty. The Company expects that Mr. Gruber will retire as Chairman of the Board after the 1997 annual meeting and that Mr. Becker will be designated to succeed him.

     The Shareholder Agreement also provides, among other matters, that the members of the Board, other than the Orion designees and two officers of Guaranty, be unaffiliated with but mutually agreeable to both Orion and Guaranty and Orion may require that Guaranty's Compensation Committee include the Orion designees to the Guaranty Board. On the record date for this meeting Orion or its subsidiaries owned approximately 81% of the shares entitled to vote. They intend to vote their shares in favor of all of the nominees, as well as the proposals to approve the Equity Incentive Plan and ratify the selection of Deloitte & Touche LLP.

COMMITTEES

     The Board of Directors has Executive, Audit and Compensation Committees. The Executive Committee, during intervals between meetings of the Board, may exercise all of the powers of the Board in the management and control of the business of Guaranty, except as limited by law and except with respect to matters within the powers of the Audit or Compensation Committees. The
Executive Committee is composed of Mr. Gruber, as Chairman, and Mr. Pouliot. The Committee did not meet during 1996.

     The Compensation Committee consists of Mr. Shepherd as Chairman, Ms. Padilla and Messrs. Gruber and Sanborn. The Compensation Committee recommends to the Board of Directors the compensation to be paid to employees of the Company and administers the Company's various employee benefit and key officer and employee plans. The Committee met five times during 1996.

     The Audit Committee confers periodically with management, the Company's internal auditors and the Company's independent accountants in connection with the preparation of financial statements and audits thereof and the maintenance of proper financial records and controls. The Audit Committee also reviews the nature and extent of any non-audit services provided by the Company's independent accountants. The Audit
 Committee makes recommendations to the Board of Directors with respect to the foregoing and brings to the attention of the Board any criticism and recommendations that the independent accountants or the Audit Committee itself may suggest. The Audit Committee consists of Mr. Lacey, as Chairman, Ms. Adams and Mr. Thomas. The Committee met three times during 1996.

                  SECURITY OWNERSHIP OF DIRECTORS, OFFICERS,
                        AND PRINCIPAL BENEFICIAL OWNERS

     The following table sets forth information concerning the shares of the Company's Common Stock beneficially owned by each of the directors and nominees for the Board, each of the named executive officers, all directors and executive officers of the Company as a group, and each person or group who is known by the Company to be the beneficial owner of more than five percent of the total number of shares of the Company's Common Stock outstanding and entitled to vote. All such information is given as of January 31, 1997, unless otherwise indicated. Shares outstanding were deemed to be shares actually outstanding on January 31, 1997, and shares subject to options which were exercisable on or within 60 days after that date.

                                                                                         AMOUNT AND
                                                                                           NATURE
                                                                                             OF          PERCENT
          NAME AND ADDRESS OF                                                            BENEFICIAL         OF
           BENEFICIAL OWNER                                                               OWNERSHIP       CLASS
          -------------------                                                            ----------       -----
      Orion Capital Corporation 600 Fifth Avenue New York, NY 10020.................... 12,129,942(a)     81.0%
      Tucker Hart Adams................................................................     -0-            -0-
      W. Marston Becker................................................................      2,450(b)       *   (b)
      Alan R. Gruber...................................................................     -0-   (b)      -0-  (b)
      Dennis J. Lacey..................................................................        400          *
      Arthur J. Mastera................................................................     37,173(c)       .2%
      M. Ann Padilla...................................................................        506          *
      Vincent T. Papa..................................................................     -0-   (b)      -0-  (b)
      Michael L. Pautler...............................................................     39,966(d)       .3%
      James R. Pouliot.................................................................     39,173(e)       .3%
      Fred T. Roberts..................................................................     19,000(f)       .1%
      Robert B. Sanborn................................................................        321(b)       *
      William J. Shepherd..............................................................      1,605(b)       *   (b)
      Richard R. Thomas................................................................      1,500          *   (b)

      Roger B. Ware....................................................     92,071(b,g)     .6% (b)
      All Directors and Executive Officers as a Group.................. 12,384,092        82.7%

____________
*    Less than .1%
(a) Represents beneficial ownership with sole voting and dispositive power of Orion and certain of its subsidiaries as reported on an amendment to its
     Schedule 13G filed with the Securities and Exchange Commission on March 19, 1997.
(b) Excludes the shares owned by Orion. Messrs. Becker and Papa are executive officers of Orion and Messrs. Becker, Gruber, Sanborn, Shepherd and Ware are directors of Orion. Each of such persons disclaims any beneficial interest in Orion's shares.
(c) Includes 6,173 shares as to which Mr. Mastera has sole voting and investment power, and vested options to acquire 31,000 shares granted pursuant to the terms of the Company's 1991 Long-Term Performance Incentive Plan (the "1991 Incentive Plan").
(d) Includes 5,966 shares as to which Mr. Pautler has sole voting and investment power, and vested options to acquire 34,000 shares granted pursuant to the terms of the Company's 1991 Incentive Plan.
(e) Includes 4,173 shares as to which Mr. Pouliot has sole voting and investment power and vested options to acquire 35,000 shares granted pursuant to the terms of the Company's 1991 Incentive Plan.
(f) Includes vested options to acquire 19,000 shares granted pursuant to the terms of the Company's 1991 Incentive Plan.
(g) Includes 31,071 shares as to which Mr. Ware has sole voting and investment power, and vested options to acquire 61,000 shares granted pursuant to the terms of the Company's 1991 Incentive Plan.


                            EXECUTIVE COMPENSATION

CASH COMPENSATION

     The following table sets forth the compensation of the Chief Executive Officer and the four most highly compensated executive officers of the Company during the three consecutive years ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                               LONG TERM
                            ANNUAL COMPENSATION         COMPENSATION
                        ----------------------------
                        OTHER             RESTRICTED       SHARES
                        ANNUAL              STOCK        UNDERLYING       ALL OTHER
NAME AND PRINCIPAL      SALARY              BONUS        COMPENSATION      AWARD(S)    OPTIONS COMPENSATION
   POSITION             YEAR ($)(A)         ($)(B)            ($)           ($)(C)      (#)       ($)(D)
-------------------     ------------      ----------     ------------    -----------   ---------------------
James R. Pouliot........ 1996  273,065       140,000              --           --       32,320     53,503
 President of Viking;    1995  114,915(e)     50,000              --     $207,000       35,000      1,731
 President and
 Chief Executive Officer
 of Guaranty
 (eff. 12/17/97)
Roger B. Ware........... 1996  319,226       150,000              --          -0-          -0-     72,473
 Former President &      1995  291,917        50,000              --          -0-          -0-     65,651
 C.E.O. of
 Guaranty (ret. eff.     1994  244,427       150,000              --       87,500       16,000     58,483
 12/17/96)
Fred T. Roberts......... 1996  189,423        48,500              --                    16,156     37,327
 Senior Vice President-- 1995  162,384        25,000              --           --           --     31,373
 President
 of Commercial Lines of  1994  148,115        75,000              --       52,500       12,000     29,263
 Guaranty
Michael L. Pautler...... 1996  177,115        62,000              --           --       13,084     30,440
 Senior Vice President-- 1995  152,558        35,000              --           --           --     25,534
 Finance &
 Treasurer of Guaranty   1994  136,769        63,000              --       52,500       12,000     20,924
Arthur J. Mastera....... 1996  175,192        51,000              --           --       12,671     34,624
 Senior Vice President-- 1995  158,538        10,000              --           --           --     33,058
 Chief
 Administrative Officer  1994  147,038        60,000              --       52,000       12,000     29,301
 of Guaranty

____________
(a)  Includes compensation deferred under Company's 401(k) Retirement Plan.
(b)  Annual bonus amounts are earned and accrued during the year indicated.
(c) During 1995, 12,000 shares of restricted stock were granted to Mr. Pouliot. Restricted stock was granted during 1994 as follows: Mr. Ware 5,000 shares, and Messrs, Roberts, Mastera and Pautler 3,000 shares each.

     Dividends are paid on non-vested shares of restricted stock.
(d) "All Other Compensation" represented (i) moving expenses of $12,664 paid in connection with Mr. Pouliot's relocation to Colorado and (ii) Company contributions to the 401(k) Retirement Plan ("401K"), Supplementary Executive Retirement Plan ("SERP"), and split dollar insurance premiums ("LIFE"), as follows:

                                   1996                  1995                1994
                              ----------------   ------------------  -------------------
                              401K   SERP   LIFE  401K   SERP  LIFE  401K   SERP   LIFE
                              ($)    ($)    ($)   ($)    ($)    ($)   ($)    ($)    ($)
                              ----   ----   ---- -----   ----  ----  ----   ----   -----
   James R. Pouliot........  9,500 31,339    --  1,731    --    --    --     --      --
   Roger B. Ware...........  9,500 42,153 20,820 9,240 37,224 19,187 9,000 28,201 21,282
   Fred T. Roberts.........  9,500 17,490 10,337 9,240 12,613  9,520 8,887 10,015 10,361
   Michael L. Pautler......  9,500 15,152  5,788 9,240 10,746  4,548 8,206  8,540  4,178
   Arthur J. Mastera.......  9,500 14,787 10,337 9,240 11,882 11,936 8,822  9,875 10,604

     During 1995, Mr. Pouliot did not participate in the Company's 401K plan, as Viking had a separate plan.
(e) Represents Mr. Pouliot's 1995 salary, including deferred amounts, after the acquisition of Viking on July 18, 1995.


OPTIONS GRANTED AND EXERCISED

     The following table sets forth the options granted (none were exercised) in 1996 under the Company's 1991 Incentive Plan to the Chief Executive Officer and four most highly compensated executive officers of the Company, and certain other information with respect to the options.

                       OPTION GRANTS IN LAST FISCAL YEAR


                               INDIVIDUAL GRANTS
                          ---------------------------
                              % OF TOTAL EXERCISE
                               OPTIONS  PRICE OR
                      OPTIONS GRANTED TO  BASE     GRANT
                 GRANTED EMPLOYEES  PRICE   EXPIRATION   DATE

NAME                         (#)(A)     IN 1996       ($/SH)     DATE    VALUES(B)
- - ----                         ---------  ----------   --------- --------  ---------
James R. Pouliot............... 32,320     10.5       16.875  12/17/06   $136,350
Roger B. Ware..................   -0-       -0-         -0-     -0-          -0-
Fred T. Roberts................ 16,156      5.2       16.875  12/17/06     68,158
Michael L. Pautler............. 13,084      4.2       16.875  12/17/06     55,198
Arthur J. Mastera.............. 12,671      4.1       16.875  12/17/06     53,456

____________

(a) Options may be either non-qualified options or qualified incentive stock options. The options granted in 1996 become exercisable in installments at the rate of 25% per year after the first, second, third and fourth anniversaries of the date of grant. Vested options are exercisable for ten years from the date of grant. For each named individual, a total of 5,925 option shares are qualified options and the remainder were issued as nonqualified options.

(b) These values were determined utilizing a modified Black-Scholes option pricing model with the following weighted average assumptions and adjustments: For 1996 options, 3.0% dividend yield, expected volatility of 24%, risk free interest rate of 6.1% and expected term of 5.6 years.

     The following table sets forth as of the year-end the number and values of the shares of common stock underlying the outstanding "in-the-money" options held by the named executive officers. The values represent the positive spread between the exercise price of the options and the year-end price of the common stock.



                             SHARES               VALUE OF UNEXERCISED
                            ACQUIRED              NUMBER OF UNEXERCISED          IN-THE MONEY OPTIONS
                           ON  VALUE               OPTIONS AT YEAR-END                AT YEAR-END
                        -----------------       -------------------------     -----------------------------
NAME                    EXERCISE REALIZED      EXERCISABLE  UNEXERCISABLE       EXERCISABLE  UNEXERCISABLE
- - ----                    -----------------      --------------------------     -----------------------------
James R. Pouliot............  None    N/A         35,000       32,320                 --        --
Roger B. Ware...............  None    N/A         61,000           --            $67,500        --
Fred T. Roberts.............  14,000  $35,000     19,000       16,156                 --        --
Michael L. Pautler..........  None    N/A         34,000       13,084            $33,000        --

Arthur J. Mastera.......      None    N/A         31,000       12,671            $ 9,000        --

PERFORMANCE UNIT PLAN VALUES

     Guaranty's Performance Unit Plan, adopted in 1987 (the "1987 Plan"), presently covers only three key officers. Beginning in 1996, performance units may also be awarded under the 1991 Incentive Plan and the proposed Equity Incentive Plan, on terms which are substantially different from those of the 1987 Plan, as described below. Awards under the Plan are payable in cash over a period of five to eight years. Each vested unit is approximately equal in value to the book value of one share of the Company's common stock. The purpose of the awards is to motivate the participants to remain with the Company for an extended period of time and to use their best efforts to maximize shareholder value so long as the units are outstanding.

     In order to encourage the recipients of 1987 awards to defer payment of them until 1998, the Committee placed a floor on their value equal to their value as of September 30, 1994. To receive the cash value of a unit, the employee must remain an employee of the Company until the dates shown in the following table, which also sets forth the value of the awards as of December 31, 1996:

                                               NUMBER     VALUE AT
                                      YEAR       OF     DECEMBER 31,
           NAME                     AWARDED     UNITS      1996        DATE VESTED
           ----                     -------    ------   ------------   -----------
      James R. Pouliot..............  1995    15,972    $234,866     Dec. 31, 1998
      Roger B. Ware.................  1987    89,248   1,312,410   January 1, 1995
                                      1993    26,774     393,717    Sept. 30, 1998
      Fred T. Roberts...............  1987    41,650     612,472   January 1, 1995
                                      1993    10,413     153,125    Sept. 30, 1998

1991 INCENTIVE PLAN

     This Plan was amended in 1996 to add certain features contained in the Equity Incentive Plan, described below, including the transferability of stock options to immediate family members and the authorization of performance units which provide for payments if the Company achieves Performance Targets (e.g., increases in book value, earnings per share, return on equity, etc.) which are fixed at the time of granting the units. Payments may be made either in cash or in stock. During 1996 grants of performance units were made providing for payments over four years if certain targeted growth in book value occurs over the same period of time. Maximum payments to the named executive officers will be: Mr. Pouliot, $68,400, Mr. Roberts, $37,000, Mr. Mastera, $27,200, and Mr. Pautler, $31,050.

EMPLOYMENT AND SEVERANCE AGREEMENTS

     On September 1, 1986, Guaranty entered into an employment agreement with Mr. Ware. It provides for a base annual salary to be fixed by the Board of Directors ($310,000 as of March 25, 1996), and for such bonus and other incentive and deferred compensation as the Board determines to be appropriate. On February 29, 1996, the agreement was amended to provide that Mr. Ware will remain as President and Chief Executive Officer until December 17, 1996, and thereafter will be employed until December 31, 1998 as a Senior Consultant to the Company at the same base salary. Mr. Ware remains eligible for his normal 1996 performance bonus, but is not eligible for such bonuses for 1997 or 1998. He has agreed that he will not compete with Guaranty for a one-year period after the termination of the agreement. The agreement may be terminated by Guaranty upon Mr. Ware's disability, in which event he would be paid 50% of his base salary through 1998.

     With the acquisition of Viking on July 18, 1995, an employment agreement with Mr. Pouliot became effective for a term which is automatically extended so that it will be in effect at all times for a period of two years. The agreement, which also applies to his services as President and Chief Executive Officer of Guaranty since December 17, 1996, provides for the grants of Restricted Stock, Stock Options and Performance Units described above, an annual salary of at least $250,000 ($300,000 as of December 16, 1996), and a guaranteed bonus with respect to 1995 and 1996 of at least 40% of his earned salary for those years. Mr. Pouliot has also agreed that he will not be employed by any business in the non-standard private passenger automobile insurance industry for a period of one year following termination of his employment agreement.

     The Board of Directors has adopted a severance policy applicable to the officers of the Company's insurance company subsidiaries. Pursuant to this policy, officers are entitled to receive six months to one year's notice of termination, depending on the position held, except in the event of termination for cause. The policy currently applies to all of the senior officers other than Messrs. Ware and Pouliot, including the other executive officers named in the Compensation Table above, each of whom is entitled to one year's notice of termination.

     In September, 1991, the shareholders of Guaranty authorized the execution by Guaranty of indemnification agreements with directors, officers and certain employees of Guaranty and its subsidiaries, which, among other matters, supplement the indemnity provided under Guaranty's articles of incorporation and by-laws and the Colorado Corporation Code.

COMPENSATION OF DIRECTORS

     In 1996, Guaranty paid its six non-management directors a retainer fee at the rate of $17,000 a year and an attendance fee of $800 for each Board of Directors or committee meeting attended, except that $400 was paid for a committee meeting held on the same date as a board meeting. The Committee chairmen received an additional annual retainer of $5,000. Officers of Guaranty and Orion who serve as directors of Guaranty do not receive either a retainer fee or attendance fees for their service. All directors and officers are reimbursed for expenses incurred in attending Board of Directors and committee meetings.

COMPENSATION COMMITTEE REPORT

     The Company's Compensation Committee consists of four members of the Company's Board of Directors. Three members are nominated by Orion, pursuant to the November 7, 1991, Shareholder Agreement, as amended, between Orion and the Company and the fourth is an outside director of the Company. Roger B. Ware, Guaranty's president during 1996, serves as a member of the board of directors of Orion, and as such receives the regular fees paid to all non- employee directors of Orion, but he is not a member of the Compensation Committee of either corporation.

     Objectives. Guaranty's Compensation Committee is responsible for establishing and administering the Company's compensation policies for its chief executive officer and its other senior officers, for determining annually the base salary and bonus for each of the senior officers, and for awarding grants under the Company's 1991 Incentive Plan, its Incentive Bonus Plan and the Equity Incentive Plan, if it is approved by the shareholders. The Committee's goal is to motivate management to enhance the profitability of the Company and thus its value to shareholders. The Committee recognizes that to achieve this goal the Company must attract and retain qualified executives who will contribute significantly to the Company's progress. Therefore, the Committee has sought to establish compensation policies which will balance corporate, business unit and individual performance factors so as to effectively motivate management to lead the Company toward long term growth in premium volume and profitability at a pace consistent with maintaining conservative levels of capitalization and loss reserves.

     To this end, the Committee has determined that, in general, the base salaries of management should be at or slightly above the median salary levels of comparable companies recognizing, however, that limited information is available concerning competitive specialty insurance companies of comparable size. The Committee emphasizes variable compensation programs, based upon achievement of individual and Company goals, which would make possible total compensation levels which the Committee believes to be at the high end of the range for such companies if the Company's or business unit's performance is above average. The Committee believes that the Company's Bonus, Long-Term Incentive Compensation and Equity Incentive Plans are key factors both for achieving this objective and for attracting, retaining and motivating its executives.

     General. The Committee considers a variety of factors in connection with compensation decisions, although none of them is assigned a specific weight. During the first quarter of each year, the Committee reviews material provided by the chief executive officer in connection with his recommendations for adjustments in the base salaries of each officer and the award of bonuses with respect to services performed during the preceding year. This information includes the annual performance goals established for the individual officers and for the Company and its various business units, and the Company's operating results for the preceding year, as compared to its business plan and the results of other companies. Specially commissioned surveys of competitive companies are also obtained at three to five year intervals. The individual experiences of its members in connection with the operation of other businesses with which they are or were associated are also taken into account by the Committee.

     Chief Executive Officer. In determining the 1996 base salary for Mr. Ware, the Committee considered, in addition to the foregoing, the Company's financial performance as measured by its three key financial targets: a 15% increase in gross written premiums, a GAAP operating ratio of not more than 98%; and a return on equity of at least 15%. For 1995, against these key ratios, the Company achieved a 5% return on equity, a 24% increase in gross written premium volume and an operating ratio of 105%. In addition, the statutory combined loss and expense ratio was over 100% in 1995 for the first time in nine years, at 106%. The property and casualty industry ratio during 1995 averaged 106% and has not been under 100% since 1978. Based on the foregoing, the Committee awarded Mr. Ware a nominal salary increase of approximately 3%, commencing in April, 1996.

     Mr. Ware's 1996 bonus award of $150,000, granted in February, 1997, represented an amount equal to 300% of his bonus for the preceding year and 60% of the maximum 1996 bonus for which he was eligible. In determining the amount, the Committee took into account the Company's overall financial performance as measured by its three key financial targets for 1996. Gross written premiums increased 19% compared to the target of 15%, the GAAP operating ratio decreased from 106% to 100% compared to a target of 98%, and a return on equity of 12%, compared to the target of at least 15%. The Committee also considered a number of other positive achievements recorded during 1996, including a 10% increase in the book value per share of the Company's common stock, primarily due to its improved net earnings, the successful implementation of the transition process resulting from Mr. Ware's retirement, and the development of a plan for the integration of Viking's business with the Personal Lines Unit of the Company.

     Other Executive Officers. A similar process was followed in determining the level of salary increases and bonuses for the other officers of Guaranty. Performance goals are established at the beginning of the year for each officer and the Committee is able to consider the extent to which they have been met. In addition, the Committee reviewed the earnings, the expense ratio, the operating ratio, premium growth and operating cash flow of the individual business units within the Company with which the officers were associated, and it met with the chief executive

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

officer to review management's compensation recommendations, based on the individual performance of each officer and management's evaluation of the factors considered by the Committee as they applied to each of the officers. While individual compensation increases varied substantially, Guaranty limited its annual executive compensation increases in 1996 to an aggregate of five percent of the executive payroll.

     Awards under Guaranty's Incentive Cash Bonus Plan are based in part on the Company's performance for the year and in part on the achievement of the individual goals and objectives which are set at the beginning of the year by agreement between each officer and the senior executive to whom he or she reports. Target awards for 1996, as a percentage of 1996 base salaries, ranged from 20% for certain vice presidents to 40% for the chief executive officer. Depending on performance, bonus payments may range between zero and two times the target amount. In February, 1997, the Committee approved aggregate bonus payments of $620,000 under the Plan for 1996 performance by all officers of the Company's insurance subsidiaries, reflecting both the achievement by the officers of their personal goals for the year and the Company's 1996 financial performance. Amounts awarded to the Company's executive officers in 1997 with respect to 1996 performance are reported in the Proxy Statement's Summary Compensation Table.

     Long-Term Incentives. Long-term incentives for the company's chief executive officer and other officers are provided through the Company's 1991 Long-Term Performance Incentive Plan, as amended in 1996, and, subject to shareholders approval, its Equity Incentive Plan, adopted by the Board in 1996. The Committee grants awards under the Incentive Plan primarily on the basis of the executive's ability to influence the Company's long term growth and profitability. The awards can be in the form of stock options, restricted stock or, since 1996, performance units. The Committee has the authority to determine to whom awards will be made, in what amounts and on what conditions. It is through awards under these Plans that the Committee attempts to align management's long range interests with those of the shareholders and to provide an opportunity for its officers to build a meaningful stake in the Company. The amounts of the stock options and performance unit awards described in the Executive Compensation Section of this Proxy Statement, were based on the Committee's subjective determination as to an award which would motivate the executive to remain with the Company until the award vested and to use his best efforts to enhance the value of the Company during that period.

     Other Benefits. The officers of the Company may also participate in the Company's 401(k) Plan to which both the Company and employees may make contributions, and in health and other benefit plans which are available to employees generally. In addition, the Company adopted in 1987 a Performance Unit Plan pursuant to which the pre-1996 awards described under "Performance Unit Plan Values" in this Proxy Statement were made. The authority to make awards under the Plan is reserved to the Committee, which determined that the 1987 and 1993 awards under the Plan had demonstrated their usefulness in retaining and motivating the key executives who were responsible for the Company's operating results during the ensuing years, and that the 1995 award to Mr. Pouliot would motivate him to remain as key executive of the Company until 1998 and compensate him fairly for his contribution to increases in shareholder values during that period. At the present time, the Committee has no plans to make further awards under the Performance Unit Plan, although it may, and in 1996 did, award performance units under the Equity Incentive Plan and the amended 1991 Long-Term Performance Incentive Plan.

     Deductibility of Compensation. Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1 million paid to the Company's Chief Executive Officer or any of the four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. No executive officer would have been subject to the limitations of Section 162(m) had it applied in 1996. The Committee intends to structure any compensation for executive officers so that it qualifies for deductibility under the new statute to the extent feasible. However, the Committee reserves the authority to authorize payments, including salary and bonuses, that may not be deductible if it determines that they are needed to maintain the Company's competitive position.

                            COMPENSATION COMMITTEE

                         William J. Shepherd, Chairman
                         Alan R. Gruber
                         M. Ann Padilla
                         Robert B. Sanborn


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Guaranty and Orion have entered into a shareholder agreement pursuant to which Orion has the right to require Guaranty to register any or all of Orion's shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), on up to three occasions through November 1997. In addition, Guaranty has agreed to use its best efforts to include such shares in any underwritten public offering of its Common Stock under the Securities Act and to pay all expenses in connection with the first two registrations. See also the description of certain other provisions of the Shareholder Agreement which are set forth above under the caption "Election of Directors."


     In the ordinary course of business, the Company's wholly-owned insurance company subsidiaries reinsure certain risks with other companies. Such arrangements serve to limit their maximum loss on large risks. To the extent that any reinsuring company is unable to meet its obligations, the Company would be liable for such amounts. For 1996, Guaranty National Insurance Company ("GNIC") and Landmark American Insurance Company entered into a 100% reinsurance agreement with an Orion insurance subsidiary. Premiums written and ceded under this agreement are included in premiums written as reported in Guaranty's financial statements and were $49,000 for 1996. Also, for 1996 GNIC entered into reinsurance agreements with other Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totalling $15,673,000 in premium. Guaranty paid to Orion $298,000 in fees and reimbursed $309,000 of actual expenses incurred by Orion in conjunction with this reinsurance agreement.

     A subsidiary of Orion is an agent for the Company, pursuant to the Company's standard agency contract. During 1996, this agency produced $436,000 in premiums and was paid $85,000 in commissions. The Company expects to pay it a similar amount in 1997.

     The Company and Orion have entered into an investment management agreement pursuant to which the investment portfolio of the Company (other than short-term investments and a portion of the equity securities) will continue to be managed by investment managers of Orion, under the direction and supervision of Guaranty and subject to Guaranty's Investment Policies. For its investment management services, Orion was paid $650,000 in 1996. The contract will continue in effect for one year unless terminated by either party upon 90 days prior written notice.

     Orion has committed to invest up to $5,000,000 in Insurance Partners L.P., a partnership formed to make equity investments of up to approximately $550 million in the insurance industry. Guaranty has committed to participate in Orion's commitment in an aggregate amount not to exceed $1,500,000. Insurance Partners L.P. is managed by Insurance Partners Advisors L.P., of which Steven B. Gruber, the son of Alan Gruber, Chairman of Guaranty, is a managing director.

     Mr. Richard R. Thomas, who is a director of Guaranty, is Chairman of the Board and sole owner of ADCO General Corporation, a general agent of the Company. ADCO has received from the Company gross commissions (including contingency commissions), pursuant to a standard agency contract, of approximately $731,000 in 1996 and is expected to receive gross commissions of approximately the same amount during the current fiscal year.

                                     -15-